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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  BRYLANE INC.
                           (NAME OF SUBJECT COMPANY)

                                  BRYLANE INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  117661 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ROBERT A. PULCIANI
                           EXECUTIVE VICE PRESIDENT,
                CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                                  BRYLANE INC.
                         463 SEVENTH AVENUE, 21ST FLOOR
                            NEW YORK, NEW YORK 10018

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                   COPIES TO:

Roger H. Lustberg, Esq.      Bruce A. Mann, Esq.
Thomas M. Cleary, Esq.       Matthew S. Crowley, Esq.
Riordan & McKinzie           Morrison & Foerster LLP
300 South Grand Avenue,      425 Market Street
29th Floor                   San Francisco, California 94105
Los Angeles, California      Telephone: (415) 268-7584
90071
Telephone: (213) 629-4824

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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Brylane Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 463 Seventh Avenue, 21st Floor, New York, New York 10018. The equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates is the shares of common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated as of March 16, 1999 (the "Schedule 14D-1"), filed by Buttons Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), to purchase all outstanding Shares not beneficially owned by Parent at $24.50 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

     The Offer is made pursuant to that certain Agreement and Plan of Merger, dated March 10, 1999 (the "Merger Agreement"), by and among the Company, Purchaser and Parent. The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger, each Share then outstanding (other than Shares owned directly or indirectly by Parent or held in the treasury of the Company, all of which will be canceled, and other than Shares held by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $24.50 in cash, the same price per Share paid in the Offer. A copy of the Merger Agreement is filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

     The information set forth under the captions "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "THE TENDER OFFER -- Section 1. Terms of the Offer" and "THE TENDER
OFFER -- Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

     Concurrently with the filing of this Schedule 14D-9, Parent and Purchaser are jointly filing with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3, dated March 16, 1999.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent are located at 18, Place Henri Bergson, 75381 Paris, France Cedex 08, and the principal executive offices of Purchaser are located c/o Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) The information contained under the captions "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- The Merger Agreement" and "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Purchaser, its executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence, disclosed in Exhibit (c)(2) and incorporated herein by reference, or set forth below. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their respective officers, directors, representatives of affiliates, or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information.

  Indemnification of Directors and Officers.

     The Company is a Delaware corporation. Pursuant to Section 145 of the Delaware General Corporate Law ("DGCL"), a corporation incorporated under the laws of the State of Delaware is permitted to indemnify its current and former directors and officers under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities, if such persons acted in good faith for a purpose which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Pursuant to Article Tenth of the Company's Certificate of Incorporation (the "Certificate of Incorporation"), no director will be personally liable to the Company or any stockholder for damages for any breach of fiduciary duty in such capacity to the fullest extent permitted by Delaware law. The Company's Certificate of Incorporation further provides that neither the amendment nor repeal of Article Tenth, nor the adoption of any provision of the Certificate of Incorporation or Bylaws nor, to the fullest extent permitted by Delaware law, any modification of law, may eliminate or reduce the effect of Article Tenth in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification. Article Tenth of the Certificate of Incorporation is filed herewith as Exhibit (c)(4) and is incorporated herein by reference.

     The Company has a contract for insurance coverage under which the Company's directors and officers (as well as the Company) are indemnified under certain circumstances with respect to litigation and other costs and liabilities arising out of actual or alleged misconduct of such directors and officers.

     The Merger Agreement contains certain provisions regarding the indemnification of and the provision of insurance for directors described under the heading "SPECIAL FACTORS -- The Merger Agreement -- Covenants" of the Offer to Purchase.

     The Company has entered into individual indemnity agreements with its directors which provide that the Company shall indemnify each such person to the full extent permitted by Delaware law. The indemnity agreements specify procedures for determining entitlement to indemnification and advancement of expenses and contain various other provisions designed to clarify the rights of directors and officers to indemnity. In addition, the indemnity agreements provide for indemnification in third party proceedings and in derivative actions, and for payment of expenses; provided that the Company is not obligated to indemnify with respect to (i) remuneration paid to an indemnitee if it is determined that such remuneration was in violation of law; (ii) a final judgment rendered against the indemnitee for an accounting of profits made from the purchase or sale by the indemnitee of securities of the Company or any affiliate of the Company pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statute; or (iii) which it is determined that the indemnitee's conduct was in bad faith, knowingly fraudulent or deliberately dishonest. The Company is under no obligation to indemnify for settlements entered into without the Company's written consent, or for acts in violation of the Securities Act of 1933, as amended. A form of such indemnity agreements is filed as Exhibit (c)(3) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Company Board. At a meeting held March 9, 1999, the Special Committee (defined below) received presentations from Bear, Stearns & Co. Inc. ("Bear Stearns") and from the Special Committee's legal counsel. At such meeting, Bear Stearns delivered its oral opinion, which it confirmed by its written fairness opinion, dated as of March 9, 1999 (the "Fairness Opinion"), that, as of the date of such opinion, the consideration to be received by the stockholders of the Company (other than Parent,

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the Company and their respective wholly-owned subsidiaries) in the Offer and the
Merger was fair to such stockholders from a financial point of view. A copy of the Fairness Opinion is attached to this Schedule 14D-9 as Exhibit (a)(4) and is incorporated herein by reference. The Fairness Opinion is described in more detail below. At the conclusion of the meeting, the Special Committee, by the unanimous vote, determined that the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company's stockholders. The Special Committee also unanimously authorized the Company to waive the restrictions of the Governance Agreement, dated April 3, 1998, between the Company and Parent (the "Governance Agreement") to permit the Offer and the Merger and recommended that the Company's Board of Directors (the "Company Board") approve the Offer, the Merger and the Merger Agreement and that the Company Board recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer. Based, among other considerations, on the recommendation of the Special Committee, the Company Board, acting by unanimous vote, first with the Directors who are affiliated with Parent abstaining, and second, by a vote with all directors participating, approved the Offer, the Merger and the Merger Agreement. The Company Board recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     On March 9, 1999, the Company Board, based upon, among other things, the unanimous recommendation of the Special Committee, unanimously

     - determined that each of the Offer and the Merger is fair to and in the best interests of the Company's stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable;

     - approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

     - recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer and adopt and approve the Merger Agreement and the Merger.

     In reaching its determinations referred to above, the Company Board considered the following factors, each of which, in view of the Company Board, supported such determinations:

     - the conclusions and recommendations of the Special Committee;

     - the receipt by the Special Committee of the opinion of Bear Stearns addressed to the Special Committee that, based upon and subject to the various assumptions and limitations set forth therein, as of the date thereof, the $24.50 per Share to be received by the holders of the Shares (other than Parent, the Company or any of their respective wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view; and

     - the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee, the Company and Parent and their respective advisors.

     The Company Board recognized that consummation of the Offer and the Merger will deprive current stockholders of the opportunity to participate in the future growth prospects of the Company, and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the $24.50 price per Share. The members of the Company Board, including the members of the Special Committee, evaluated the Proposal, the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Company Board nor the Special Committee did so.

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

     The Company Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things:

     - the Special Committee consisted of three independent directors appointed to represent the interests of the Company's stockholders other than Parent and its wholly owned subsidiaries;

     - the Special Committee had the ability, under the Governance Agreement, to prohibit Parent from making the Proposal and proceeding with the negotiations and discussions that led to the Merger Agreement, and the Governance Agreement restricted Parent's ability to acquire beneficial ownership of additional Shares during a standstill period of three years (subject to earlier termination under certain circumstances);

     - the Special Committee retained and received advice from independent legal counsel;

     - the Special Committee retained Bear Stearns as its independent financial advisor to assist it in evaluating a potential transaction with Purchaser and received advice from Bear Stearns;

     - the existence of the Minimum Condition (as defined below) (which may not be waived by Parent or Purchaser) has the effect of requiring a majority of the Company's stockholders (other than Parent and its wholly owned subsidiaries) to tender their Shares into the Offer in order for it to be consummated;

     - the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and

     - the fact that the $24.50 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other hand.

     Under Delaware law, a plan of merger requires the vote of a majority of all outstanding shares entitled to vote thereon in order to be adopted. The Company Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the Company's stockholders (other than Parent and Purchaser) and that Parent and Purchaser have sufficient voting power to approve the Merger as long as other stockholders holding less than 1% of the outstanding Shares also vote in favor of the Merger. Parent is restricted under the Governance Agreement from acquiring beneficial ownership of additional Shares. A condition to the Merger, however, is that Purchaser shall have purchased all Shares tendered in the Offer. Consummation of the Offer is conditioned upon there being validly tendered, and not withdrawn, such number of the then issued and outstanding Shares which (when aggregated with Shares currently beneficially owned by Parent) constitutes at least 90%, or in certain circumstances 75% (the "Minimum Condition"), of the then outstanding Shares on a fully diluted basis, which effectively requires that over 50% of the Company's minority stockholders tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the recommendation of the Company Board and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and (a)(9), respectively, and are incorporated herein by reference.

     Special Committee. In reaching its determinations and recommendations referred to above, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported such determinations:

     - the history of the negotiations between the Special Committee and its representatives and Parent and its representatives, including (a) that the negotiations resulted in an increase in the price at which Parent was prepared to acquire the Shares from $20.00 to $24.50 per Share, (b) the Special Committee's belief that Parent would not further increase the Offer Price, and, accordingly, $24.50 per Share was, in the opinion of the Special Committee, the highest price which could be obtained from Parent and (c) the Special Committee's belief that further negotiations with Parent could cause Parent to abandon the Offer, with the resulting possibility that the market price for the Shares could fall substantially below $24.50, and probably below $20.00 per Share;

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

     - the Special Committee's concerns that the changes in the competitive landscape which had caused the Management Projections (as defined below) prepared in February 1999 to assume lower sales growth than that assumed when the Budget Projections (as defined below) were prepared in the last quarter of the Company's 1998 fiscal year also created greater uncertainty that the Company's management could accurately estimate future financial performance and that the Management Projections could be achieved;

     - the possibility that the anticipated release of fourth quarter fiscal 1998 and year end fiscal 1998 earnings of the Company, which are substantially below the expectations of Wall Street analysts, could significantly and adversely impact the Share price in the absence of the Offer;

     - the opinion of Bear Stearns that, based upon and subject to the various assumptions and limitations set forth therein, as of the date thereof, the $24.50 per Share to be received by the Company's stockholders (other than Parent, the Company or any of their respective wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders from a financial point of view, and the report and analyses presented to the Special Committee in connection therewith (See "-- Special Committee Financial Advisor; Fairness Opinion"); a copy of Bear Stearns' opinion is attached as Exhibit (a)(4) to this Schedule 14D-9 (stockholders are urged to read this opinion in its entirety);

     - the possibility that, because of lower than expected Company earnings or a decline in the trading price of the Shares or the stock market in general, the consideration the minority stockholders would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

     - the fact that Parent has sufficient stock ownership and Company Board representation to prevent a disposition of the Company to a third party without Parent's consent, that Parent had indicated that it was not interested in selling the Company to a third party, and that under such circumstances it was not feasible for the Special Committee to, and it did not and did not ask Bear Stearns to, solicit third party indications of interest for the acquisition of the Company or its businesses;

     - the historical market prices and recent trading activity of the Shares, including (a) that the Offer Price of $24.50 per Share represents a premium of approximately 45.2% over the $16.875 per Share closing price on December 1, 1998, the day prior to the December 2nd Announcement, (b) that between September 1998 and the December 2nd Announcement the Shares had traded at prices ranging from a low of $11.13 to a high of $17.13 per Share, and (c) that the Shares never traded on the NYSE above $23.625 per Share following the December 2nd Announcement and prior to execution of the Merger Agreement;

     - the Minimum Condition requirement that Purchaser not accept for payment any tendered Shares unless there are validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 90% of the total number of outstanding Shares, on a fully diluted basis, on the date of purchase; provided, that following the Initial Expiration Date (as defined in the Merger Agreement), Purchaser may, but is not required to, accept for payment tendered Shares which, when aggregated with the Shares currently beneficially owned by Parent, represent at least 75% of the total number of outstanding Shares, on a fully diluted basis, on the date of purchase;

     - the terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) that the Minimum Condition may not be waived by Parent or Purchaser; (b) that the terms and conditions of the Offer may not be changed in any manner which is adverse to the stockholders without the consent of the Special Committee; (c) that the Company may terminate the Merger Agreement if the Special Committee approves or recommends another offer or an agreement to effect an Acquisition Transaction (as defined below) under certain circumstances; (d) that the Offer and Merger are not subject to any financing condition; and (e) the limited nature of the conditions to the Offer and the Merger; and

     - the availability of appraisal rights for the Company stockholders under the DGCL in connection with the Merger.

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

     (b) Background.

     Background of the Offer. On February 26, 1997, the Company issued 4,000,000 Shares for $24.00 per Share, with aggregate proceeds to the Company of $89,280,000 in the Company's initial public offering (the "Initial Public Offering"). In connection with the Initial Public Offering, on February 26, 1997, the Partnership became a wholly owned subsidiary of the Company pursuant to an exchange transaction in which the Company acquired, directly, and indirectly through the acquisition of wholly owned subsidiaries, a 100% ownership interest in the Partnership in exchange for Shares (the "Exchange Transaction"). In connection with the Exchange Transaction, the Partnership retained all of its assets, operations and liabilities.

     On October 20, 1997, the Company completed an offering (the "October 1997 Offering") on behalf of certain selling Stockholders (including FS&Co. and The Limited) of 5,000,000 Shares for a per Share price of $46.00, with aggregate proceeds to the selling Stockholders of $219,650,000. Concurrent therewith, the Company repurchased from such selling Stockholders (including FS&Co. and The Limited) an aggregate of 2,500,000 Shares for $46.00 per Share.

     On April 3, 1998, Parent, through REDAM LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent ("REDAM"), acquired 8,010,917 Shares, representing approximately 43.7% of the then outstanding Shares, at a price of $51.00 from certain Stockholders (including all of the Shares then held by affiliates of FS&Co. and an affiliate of The Limited, and including 1,047,861 Shares held by certain other Stockholders, including certain members of the Company's management) (the "April 1998 Stock Purchase"). The April 1998 Stock Purchase was undertaken by Parent as step in its international growth strategy, enhancing its presence in the United States and supporting its objective of establishing its Redcats (previously named La Redoute) catalog business as a major global distributor. The stock purchase agreements relating to the April 1998 Stock Purchase are filed as Exhibits (c)(2) through (c)(5) to the Schedule 14D-1 (as defined below). In connection with the April 1998 Stock Purchase, the Company and Parent entered into a Governance Agreement, dated as of April 3, 1998 (the "Governance Agreement"), pursuant to which, among other things, Parent's ability to acquire additional Shares and to take other actions has been limited, and into a Registration Rights Agreement, dated as of April 3, 1998 (the "Registration Rights Agreement"), pursuant to which the Company has granted Parent certain registration rights to facilitate the resale of the Shares beneficially owned by Parent under certain conditions. See "Interests of Certain Persons in the Offer and the Merger."

     Following April 3, 1998, REDAM acquired an additional 772,100 Shares in open market and private transactions at prices ranging from $51.00 to $24.64 per Share. On October 15, 1998, REDAM sold 166,000 Shares at a price of $13.50 per Share in a private transaction to an unaffiliated third party.

     In September and October 1998, the Company purchased in open market transactions an aggregate of 1,240,800 Shares at an average price of $21.47 per Share. The highest per Share price paid was $28.54, and the lowest per Share price paid was $16.15.

     On November 27, 1998, REDAM conveyed to EMPUSA LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent ("EMPUSA"), all of the 8,617,017 Shares owned by REDAM, which represented approximately 49.9% of the outstanding Shares. The directors of the Company affiliated with Parent (the "Parent Directors") currently own an aggregate additional 27,270 Shares for their personal accounts.

     On November 30, 1998, Serge Weinberg, Chairman and Chief Executive Officer of Parent, held a preliminary discussion with Peter J. Canzone, Chairman and Chief Executive Officer of the Company, regarding the possibility of Parent making a request of the three independent directors of the Company regarding the waiver of certain provisions of the Governance Agreement. Mr. Canzone agreed to convene a special meeting of the Company Board to be held on December 2, 1998 to consider any request Parent might present.

     On December 2, 1998, at a special meeting of the Company Board, Parent submitted a proposal letter (the "Proposal Letter") to the independent directors of the Company, following the waiver by such independent directors of the terms of the Governance Agreement which prohibit Parent from submitting such

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

a proposal and making it public. The Proposal Letter sets forth Parent's proposal (the "Proposal") to acquire all of the outstanding Shares not beneficially owned by Parent for $20.00 per Share in cash. Parent also informed the Company Board that it had retained J.P. Morgan to act as its financial advisor in connection with the Proposal. A copy of the Proposal Letter is filed as Exhibit (a)(15) to the Schedule 14D-1 (as defined below).

On December 2, 1998, Parent issued the following press release (the "December 2nd Announcement"):

     Paris, December 2, 1998 -- Pinault-Printemps-Redoute S.A. ("PPR"), a publicly traded specialty retailer listed on the Paris Bourse (PRTP.PA), today announced that it has made a proposal to the independent directors of the Board of Directors of Brylane Inc. (NYSE: BYL) regarding the acquisition of all remaining outstanding shares of Brylane not owned by PPR for $20 per share. The letter reflecting PPR's proposal which was sent to the independent directors of Brylane is attached.

     PPR currently owns approximately 49.9% of the outstanding Brylane common stock. Affiliates of PPR own an additional approximately 0.2% of the Brylane common stock. At a price per share of $20, the aggregate value of the transaction would be approximately $172.5 million to acquire the shares of common stock not already owned by PPR. The $20 per share purchase price represents a premium of approximately 18.5% to yesterday's closing price and 27.8% and 16.0% premium over the average of the closing prices of Brylane common stock on the New York Stock Exchange over the past 30 trading days and 60 trading days, respectively.

     PPR's proposal is subject to the approval of the Board of Directors of Brylane, including the approval of a majority of the independent directors on the Brylane Board, and other conditions customary in transactions of this type. The proposed offer is not conditioned on financing.

     "We believe that this transaction will better position Brylane to pursue future business and growth opportunities while allowing PPR to capitalize upon cross-border opportunities in the specialty catalog sector in a more effective manner," said Serge Weinberg, Chairman of the Executive Board of PPR. "Although we believe that Brylane faces many challenging competitors, PPR has concluded that its corporate goals would be better served if it owned all of the outstanding equity in Brylane."

     PPR also stated in its proposal to the Brylane Board that PPR is not interested, under any circumstances, in selling its interest in Brylane. Moreover, PPR reserves the right to amend or withdraw the proposal at any time in its discretion.

     Brylane is the nation's leading specialty catalog retailer of value-priced apparel, with a focused portfolio of catalogs that includes Lane Bryant, Roaman's, Jessica London and KingSize, serving the special size apparel market, and Chadwick's of Boston, Lerner, Bridgewater and Brett serving the regular size apparel market. In addition, the Company's home catalog, introduced in September 1998, offers value-priced home products. Brylane also markets certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc. Brylane is headquartered in New York and has facilities in Indiana, Massachusetts and Texas.

     Headquartered in Paris, PPR operates several specialized retail chains that sell a wide range of consumer goods. PPR's principal chains include Printemps (general merchandise), Conforama (furniture, household electronic goods and appliances) and Fnac (records, books, computers and consumer electronics). Through La Redoute, PPR is Europe's third largest mail order company.

                                     * * *

     This press release is not an offer or the solicitation of an offer to buy any securities of Brylane, and no such offer or solicitation will be made except in compliance with applicable securities laws.

     Information Concerning Forward-Looking Statements: This press release contains forward-looking statements as defined by the federal securities laws and are based on PPR's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. Certain factors that could cause actual results to differ are indicated in Brylane's filings with the Securities and Exchange Commission.

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

The text of the Proposal Letter to the Company Board is as follows:

December 2, 1998

STRICTLY CONFIDENTIAL

Independent Directors
Board of Directors
Brylane Inc.
463 Seventh Avenue, 21st Floor
New York, New York

Over the past year during which Pinault-Printemps-Redoute S.A. ("PPR") first became interested in, and then acquired a significant stake in, Brylane Inc. ("Brylane"), we have developed a growing appreciation for the business, operations, management and catalogs of Brylane. PPR believes, as it has since its original purchase of Brylane shares, that Brylane can be an important element in PPR's future international growth plans. PPR continues to have confidence in the future performance of Brylane, its strategic direction and its current management despite the recent disappointing operating results. We believe that Brylane faces an increasingly difficult business environment, with many challenging competitors, some of whom are parts of significantly larger, well-capitalized companies. As such, PPR has now concluded that its corporate goals would be better served if it owned all of the equity interest in Brylane and PPR believes that Brylane, and its various constituencies, would be better served if Brylane were to cease being a public company subject to the vagaries and volatility of the public equity markets.

In light of current market and economic conditions, we are pleased that the independent directors of Brylane have consented, pursuant to the terms of the Governance Agreement currently in effect between PPR and Brylane, to allow PPR to make, and the independent directors to consider and evaluate, a proposal from PPR to acquire all of the publicly held shares of Brylane common stock.

Accordingly, on behalf of PPR, we are pleased to make the following proposal to acquire all of the outstanding common shares of Brylane not currently owned by PPR (the "Public Shares"). The principal terms of our proposal are as follows:

1. Our proposal would result in all holders of Public Shares receiving $20 per share in cash. The transaction would involve an aggregate payment of approximately $172.5 million to the holders of Public Shares, based on the 8,623,872 Public Shares we understand to be outstanding.

2. Initiation of the transaction would be subject to, among other things, approval by the Board of Directors of Brylane, including the approval of a majority of the independent directors, as required by the Governance Agreement, execution of a definitive agreement, and other conditions customary in transactions of this type.

3. The transaction would be financed through PPR's available cash and committed facilities and would not be conditioned upon financing.

4. The acquisition transaction would be implemented through a cash tender offer followed by a merger of a PPR subsidiary into Brylane, with Brylane as the surviving corporation.

5. The separate identity of Brylane would be continued following consummation of the transaction for the foreseeable future.

6. Brylane's officers and other employees would continue on their present terms for the foreseeable future, and we would intend to work with Brylane management to develop appropriate incentives for Brylane management and employees, who, as a group, we value highly.

We believe that our proposal is at a fair price that reflects Brylane's historical results and future prospects and that consummation of our proposed transaction would be in the best interest of Brylane and its public stockholders. Our proposed acquisition price of $20 per share represents an 18.5% premium over yesterday's closing price for Brylane and a 27.8% and 16.0% premium over the average of Brylane's closing prices for the past 30 and 60 trading days, respectively.

We would like to make it clear that PPR is not interested, under any circumstances, in selling its 49.9% interest in Brylane owned by PPR. Together with its affiliates, PPR owns approximately 50.1% of Brylane's common stock (based upon the 17,240,889 shares of Brylane common stock we understand to be outstanding as of November 28, 1998) and, thus, there is no realistic prospect of sale of a controlling interest in Brylane to a third party. Therefore, if we are not able to consummate the proposal at a reasonable price we currently intend to continue to be long-term stockholders of Brylane.

We understand that this proposal will be considered by a special committee of independent directors of Brylane, as required by the Governance Agreement, and that such committee will wish to retain its own financial and legal advisors to assist in those deliberations. We invite such representatives to meet with our advisors to discuss this proposal at your earliest convenience. As required under federal securities laws, this proposal will be made public through a
Schedule 13D filing with the SEC, and we will be issuing a press release later today to facilitate dissemination of the information in this letter.

We hope you will view our proposal favorably and give it your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

We look forward to hearing from you soon.

Sincerely,

/s/ Serge Weinberg                              /s/ Hartmut Kramer
Serge Weinberg                                  Hartmut Kramer
Chairman and Chief Executive Officer            Member of Executive Board
Pinault-Printemps-Redoute, S.A.                 Pinault-Printemps-Redoute, S.A.
                                                Chief Executive Officer
                                                La Redoute S.A.

     Following submission of the Proposal Letter to the independent directors of the Company, the Company Board formed the Special Committee. The Special Committee was granted the authority of the Company Board with respect to the Proposal and authorized to retain, at the expense of the Company, financial and legal advisors. The Company Board then reviewed and approved a press release announcing that the Proposal had been received and that the Special Committee comprised of three independent directors had been appointed to consider the Proposal, which press release was issued later that day (the "December 2 Company Press Release"). A copy of the December 2 Company Press Release is filed herewith as Exhibit (a)(8) and incorporated herein by reference.

     On December 4, 1998, the Special Committee met, together with its counsel, and decided to retain a financial advisor, and following such meeting members of the Special Committee met with or spoke to representatives of various investment banking firms, including Bear Stearns, and received and reviewed proposals from such investment banking firms regarding their possible engagement as financial advisor to the Special Committee.

     On December 30, 1998, the Special Committee decided that it would select Bear Stearns as its financial advisor. In early January 1999, the Special Committee and Bear Stearns negotiated the terms of Bear Stearns' retention. On January 15, 1999 the Company issued a press release announcing the selection of Bear Stearns as the Special Committee's financial advisor. On various dates in January, February and March 1999, representatives of Bear Stearns met with various members of the Company's management and with various members of the Special Committee.

     On January 29, 1999, the Special Committee met with representatives of Bear Stearns and received Bear Stearns' preliminary analysis of the Proposal. At such meeting, Bear Stearns stated that it did not anticipate that it would be in a position to advise that the proposed acquisition price of $20.00 per Share was fair to the stockholders from a financial point of view.

     On February 2, 1999, representatives of J.P. Morgan and Bear Stearns held a meeting at the offices of Bear Stearns in New York to review the Budget Projections (as defined below) which had been provided to Bear Stearns by the Company's management.

     Members of Parent's management and representatives of J.P. Morgan held a meeting at the Company's offices on February 12, 1999 to review the Budget Projections with the Company's management. Representatives of Bear Stearns also attended the meeting.

     On February 18, 1999, the Company Board held its regularly scheduled Company Board meeting to address matters unrelated to the Proposal. At such meeting, among other matters, the Company's management presented the Company's fiscal 1999, 2000 and 2001 projections prepared in the last quarter of the Company's 1998 fiscal year (the "Budget Projections") to the Company Board. See "SPECIAL FACTORS -- Certain Financial Projections (Unaudited)" of the Offer to Purchase.

     On February 22, 1999, representatives of Bear Stearns and J.P. Morgan held a meeting to discuss their different perspectives on valuation of the Company. At such meeting, J.P. Morgan made a presentation to Bear Stearns of the February 22 Report (as defined below) with respect to the views of J.P. Morgan and Parent's management as to valuation of the Company. See "SPECIAL
FACTORS -- Position of Parent and Purchaser Regarding Fairness of the
Offer -- J.P. Morgan Reports" of the Offer to Purchase.

     Following such meeting, counsel for Parent made a request to counsel for the Special Committee to set up a meeting between Parent and its advisors and the Special Committee and its advisors.

     The Company's management and the Special Committee discussed the outlook for the Company during February 1999 and at meetings held on March 3 and 4, 1999.

     On March 4, 1999, members of Parent's management and representatives of Parent's financial and legal advisors met with the Special Committee, its financial and legal advisors and Peter J. Canzone, Chairman and Chief Executive Officer of the Company, to review Parent's perspective on the Company's valuation in light of certain projections of future financial results of the Company prepared as of February 26, 1999 by the Company's management (the "Management Projections") that had been received by J.P. Morgan from Bear Stearns and Parent's own internal analysis of the Company's business. See "SPECIAL FACTORS -- Certain Financial Projections (Unaudited)" of the Offer to Purchase. As part of these discussions Parent's Chairman and the Special Committee met to discuss various alternatives, including the possibility that Parent might withdraw the Proposal if a satisfactory price could not be agreed upon by the parties and the possibility that the Special Committee might terminate discussions unless the price was significantly improved. During these discussions, Parent expressed a possible willingness to increase the price from that contained in the Proposal, subject to various conditions being satisfied, including, without limitation, negotiation of all remaining issues and a definitive merger agreement, approval of the Special Committee and receipt of a fairness opinion from Bear Stearns. At the conclusion of these discussions, Parent and the Special Committee requested their respective counsel to proceed with the negotiation of a definitive merger agreement.

     On March 5, 1999, counsel to Parent delivered a draft merger agreement to counsel for the Special Committee and the Company. Between March 6 and March 9, Parent, the Company and the Special Committee, and their respective counsel, negotiated the terms of the definitive merger agreement. As a result of negotiations, Parent confirmed to the Special Committee that it was willing to increase the price it was prepared to pay to acquire all of the Shares it did not beneficially own to $24.50 per Share.

     At a meeting held on March 9, 1999 by telephone conference call, the Special Committee met with its legal and financial advisors. At the meeting, legal counsel to the Special Committee then reviewed the legal duties of the Special Committee in approving a transaction and the proposed terms of the Merger Agreement, and Bear Stearns reviewed its analysis and rendered its oral opinion concerning the fairness from a financial point of view of the proposed consideration to be received by stockholders (other than Parent, the Company and their respective wholly owned subsidiaries) in the Offer and Merger. See
"-- Special Committee

Financial Advisor; Fairness Opinion." The Special Committee unanimously (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable; (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (c) approved the Company waiving the restriction of the Governance Agreement to permit the Offer and Merger; and (d) recommended to the Company Board that the Company Board recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger and the Merger Agreement.

     Immediately following the Special Committee meeting on March 9, the Company Board met by telephone conference call in a special Company Board meeting, during which meeting the Company Board received presentations from counsel to the Company, counsel to the Special Committee and counsel to Parent and received the recommendation of the Special Committee. With the Parent Directors on the Company Board abstaining and otherwise by unanimous vote, the Company Board (including Mr. Canzone) then (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable; (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and adopt and approve the Merger Agreement and the Merger.

     At such meeting, following the initial vote, the full Company Board then, by unanimous vote, (a) determined that each of the Offer and the Merger is fair to and in the best interests of the stockholders (other than Parent and Purchaser) and that the Merger Agreement is advisable; (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (c) recommended that the Company Board recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer.

     Following such meetings and finalization of necessary documentation, Parent, Purchaser and the Company entered into the Merger Agreement.

     On March 10, 1999, Parent and the Company issued a joint press release (the "March 10 Press Release") announcing the transactions, including the execution of the Merger Agreement. Also on March 10, 1999, Parent issued a French language press release in Paris (the "French Press Release") announcing the transactions, including the execution of the Merger Agreement. A copy of the March 10 Press Release is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.

     Also on March 10, 1999, Parent issued a press release (the "Parent Results Press Release") announcing its audited consolidated results for the year ended December 31, 1998.

     On March 15, 1999, the Company issued a press release (the "March 15 Press Release") announcing its results for the fiscal year ended January 30, 1999. See "THE TENDER OFFER -- Certain Information Concerning the Company of the Offer to Purchase." A copy of the March 15 Press Release is filed herewith as Exhibit
(a)(10) and incorporated herein by reference.

     On March 16, 1999, pursuant to the Merger Agreement, Purchaser commenced the Offer, and Parent and Purchaser issued a press release (the "March 16 Press Release") announcing commencement of the Offer.

     Special Committee Financial Advisor; Fairness Opinion. The Special Committee retained Bear Stearns to act as its financial advisor in connection with the Offer and the Merger and related matters based upon Bear Stearns' qualifications, expertise and reputation. On March 9, 1999, Bear Stearns delivered its oral opinion to the Special Committee that, based upon the procedures and subject to the assumptions and qualifications described to the Special Committee and later set forth in the written opinion of Bear Stearns dated March 9, 1999, the consideration to be received by the holders of Shares other than the Company, Parent and their respective wholly owned subsidiaries pursuant to the Merger Agreement was fair from a financial point of view.

     The full text of Bear Stearns' written opinion dated as of March 9, 1999, which highlights, among other things, assumptions made, matters considered, and scope and limitations on the review undertaken, is attached as Exhibit (a)(4) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the Bear Stearns' opinion is available for inspection and copying at the principal executive offices of the Company. The following summary is qualified in its entirety by reference to the full text of Bear Stearns' opinion. Stockholders are urged to, and should, read Bear Stearns' opinion carefully and completely.

     Bear Stearns' opinion is directed to the Special Committee and the Company Board and addresses the fairness of the consideration, from a financial point of view, to the Stockholders other than the Company, Parent and their respective wholly owned subsidiaries pursuant to the Merger Agreement. It does not address any other aspect of the Merger, including the Company's underlying business decision to pursue the transaction, nor does it constitute a recommendation to the Special Committee, the Company Board or any Stockholders as to whether to tender their Shares in the Offer or how to vote in connection with the Merger.

     In arriving at its opinion, Bear Stearns reviewed:

     - a draft of the Merger Agreement, in substantially the form executed by the parties;

     - the Company's Initial Public Offering prospectus dated February 21, 1997, its Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended January 31, 1998 and its Quarterly Reports on Form 10-Q for the periods ended May 2, 1998, August 1, 1998 and October 31, 1998;

     - preliminary financial information for the fiscal year and quarter ended January 30, 1999;

     - certain financial and operating information, including projections, with respect to the business, operations and prospects of the Company furnished to Bear Stearns by the Company;

     - a trading history of the Shares from February 21, 1997 (the date of the Initial Public Offering) to March 4, 1999 and in comparison with those other companies that Bear Stearns deemed generally comparable to the Company; and

     - a comparison of the historical financial results and present financial condition of the Company with those of other companies Bear Stearns deemed relevant; and, to the extent publicly available, the financial terms of certain comparable acquisition transactions.

     In addition, Bear Stearns had discussions with the Company's management and the Special Committee concerning the Company's business, operations, assets, liabilities, financial condition, liquidity and prospects and undertook such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     In rendering its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including, and without limitation, the projections provided to Bear Stearns by the Company. With respect to the Management Projections, Bear Stearns assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future performance of the Company. In addition, Bear Stearns assumed that, in all respects material to its analysis, the Offer and the Merger would be consummated on the terms set forth in the Merger Agreement and that the representations and warranties contained in the Merger Agreement are true and correct. Bear Stearns did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Bear Stearns furnished with any such appraisals. Bear Stearns' opinion was based on economic, market and other conditions, and on the information made available to Bear Stearns, as of the date of the opinion.

     No limitations were imposed by the Company or the Special Committee (or any other party) on the scope of Bear Stearns' investigation or the procedures to be followed by Bear Stearns in connection with preparing the Bear Stearns' opinion, except that Bear Stearns was not authorized to solicit, and did not solicit, indications of interest for the acquisition of all or any part of the Company from any party, nor did it have any such discussions with any party other than Parent.

     Set forth below is a brief summary of certain analyses performed by Bear Stearns and reviewed with the Special Committee on March 9, 1999 in connection with the preparation of Bear Stearns' opinion. For the purpose of conducting these analyses, Bear Stearns relied, among other things, on the Management Projections provided to it by the Company, which are summarized under "SPECIAL FACTORS -- Certain Financial Projections (Unaudited)" of the Offer to Purchase.

     Applying the Offer Price of $24.50 per Share and the Company's most recent estimates of EBITDA, EBIT and earnings per share for fiscal year 1998 and fiscal year 1999, Bear Stearns calculated

     - the multiple of enterprise value to 1998 EBITDA and EBIT of 9.6x and 13.1x, respectively, and the multiple of market price to 1998 earnings per share of 22.7x; and

     - the multiple of enterprise value to 1999 EBITDA and EBIT of 8.1x and 10.6x, respectively, and the multiple of market price to 1999 earnings per share of 14.4x.

     Comparable Public Company Analysis. As part of its analysis, Bear Stearns compared certain financial information of the Company with corresponding publicly available information of a group of five publicly-traded direct marketing companies that Bear Stearns considered comparable in certain respects with the Company. This group included: Blair Corporation, Coldwater, DM, Lands' End and Lillian Vernon (collectively, the "Bear Stearns' Comparable Companies").

     Bear Stearns analyzed the Offer Price by comparing certain market trading statistics for the Company with those of the Bear Stearns' Comparable Companies. The market trading information used in the ratios provided below is as of March 4, 1999. The market trading information used in the valuation analysis was enterprise value to projected 1999 EBITDA and EBIT, and market price to estimated 1999 earnings per share. All estimates for the Company were based on Management Projections. Earnings per share estimates for Bear Stearns' Comparable Companies were based on the harmonic mean of First Call estimates as of March 4, 1999 while EBITDA and EBIT projections were based on recently available research reports for each Bear Stearns' Comparable Company. An analysis of the multiples for Bear Stearns' Comparable Companies yielded harmonic mean multiples of projected 1999 EBITDA, EBIT and earnings per share of 6.1x, 7.4x, and 11.6x, respectively. The Offer Price results in implied multiples of projected 1999 EBITDA, EBIT and earnings per share of 8.1x, 10.6x, and 14.4x, respectively.

     Precedent Transaction Analysis. Using publicly available information, Bear Stearns performed an analysis of 15 precedent transactions of direct marketing/catalog companies that Bear Stearns deemed comparable to the Offer and the Merger. This analysis yielded harmonic mean multiples of latest 12 month's EBITDA, EBIT and earnings per share of 9.4x, 11.7x and 20.9x, respectively. The Offer, based on the Company's most recent estimates for fiscal 1998, results in implied multiples of EBITDA, EBIT and earnings per share of 9.6x, 13.1x, and 22.7x, respectively.

     Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis of the Company for the fiscal years ended 1999 through 2003 based on the Management Projections, which Bear Stearns extended for purposes of this analysis to 2003 based on guidance from the Company. Unlevered free cash flows of the Company were calculated as EBITA less taxes plus depreciation less capital expenditures less changes in working capital. Bear Stearns calculated terminal values by applying a range of exit multiples of 6.5x to 7.5x 2003 EBITDA for the Company. These multiples implied perpetual growth rates of unlevered free cash flows of 3.3% to 4.1%, representing estimated ranges of long-term cash flow growth rates for the Company. The unlevered cash flow streams and terminal values were then discounted to the present using a range of discount rates from 10.5% to 11.5%, representing an estimated weighted average cost of capital range for the Company. The discounted values were then adjusted by adding cash and subtracting debt to arrive at implied equity values. Based on this analysis, Bear Stearns calculated implied per share values for the Company from $18 to $25.

     No company or transaction used in the Bear Stearns' Comparable Company or precedent transaction analysis is identical to the Company or the Offer or the Merger. Accordingly, any preceding analysis involved complex considerations and judgments concerning financial and operating characteristics of the Company and other general business, economic, market, or financial factors that could affect the public trading value or acquisition value of the Company and of the companies to which it is being compared.

     The preparation of a fairness opinion is a complex process and is not conducive to a partial analysis or summary description. In arriving at its opinion, Bear Stearns considered the results of all its analysis as a whole and did not attribute any particular weight to any analysis or factor considered by it. Bear Stearns believes that selecting any portion of the analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Bear Stearns may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Bear Stearns' view of the actual value of the Company.

     In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Bear Stearns are not necessarily indicative of actual value. These analyses were performed solely as part of Bear Stearns' analysis of whether the consideration to be received by the Stockholders other than the Company, Parent and their respective wholly owned subsidiaries pursuant to the Merger Agreement, was fair from a financial point of view, and were conducted in connection with the delivery of Bear Stearns' opinion. The analyses are not appraisals that reflect the prices at which the Company might actually be sold.

     As described above, Bear Stearns' opinion provided to the Special Committee and the Company Board was one of a number of factors taken into consideration by the Special Committee in making its determination to recommend adoption of the Merger Agreement and the transactions contemplated thereby. Consequently, the Bear Stearns' analyses described above should not be viewed as determinative of the opinion of the Special Committee or the view of the Company's management with respect to the value of the Company.

     In connection with its opinion, Bear Stearns made a presentation to the Special Committee on March 9, 1999 (the "Bear Stearns Report") as to the fairness of the Offer based on the foregoing analyses. A copy of the Bear Stearns Report is filed as Exhibit (b)(2) to the Schedule 13E-3 and incorporated herein by reference. The Bear Stearns Report is available for inspection and copying at the principal executive offices of the Company during its regular business hours to any stockholder or his representative who has been so designated in writing.

     Bear Stearns is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Bear Stearns is regularly engaged in the valuation of business and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuation for estate, corporate and other purposes. Bear Stearns has advised the Special Committee that, in the ordinary course of its business, Bear Stearns and its affiliates may actively trade the debt and equity securities or senior loans of the Company and Parent for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short term position in the securities. Bear Stearns and its affiliates may maintain relationships with the Special Committee and Parent in the future.

     Pursuant to a letter agreement (the "Bear Stearns Letter Agreement") between the Special Committee, the Company and Bear Stearns, dated January 28, 1999, the Company agreed to pay Bear Stearns the following compensation: (a) an initial cash fee of $500,000; (b) an additional cash fee of $500,000 at the earlier of April 30, 1999 or at such time Bear Stearns rendered an opinion; and
(c) a cash fee of $300,000 if Bear Stearns is called upon for testimony by deposition or trial in litigation relating to any transaction. The Company has also agreed to reimburse Bear Stearns for its reasonable out-of pocket expenses, including attorneys' fees, and to indemnify Bear Stearns against certain liabilities, including liabilities under the federal securities laws. The Securities and Exchange Commission (the "Commission") has taken the position that such indemnification under the federal securities laws may not be enforceable if it is found to be against public policy.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information contained in Item 4 regarding Bear Stearns under the captions "SPECIAL FACTORS -- Background of the Offer," "SPECIAL
FACTORS -- Recommendation of the Company Board; Fairness of the Offer and Merger -- Opinion of Bear Stearns" and "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) The information contained under the caption "SPECIAL
FACTORS -- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference. Except as incorporated as a result of the previous sentence, and as set forth in the following sentence, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On January 12, 1999, two executive officers of the Company, Dhananjaya K. Rao and Carol Meyrowitz, exercised options to purchase 3,017 Shares and 2,268 Shares, respectively, at an exercise price of $5.67 per share and sold such Shares on the same day at a sales price of $22.875 per share.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates (other than Parent and Purchaser) presently intend to tender to Purchaser pursuant to the Offer all Shares which are held of record or beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in this Schedule 14D-9 or in the Offer to Purchase, no negotiation is being undertaken or is underway by the Company in response to the Offer, the Merger or the Merger Agreement that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries, (iii) a tender offer for or acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9 or in the Offer to Purchase, no transaction, board resolution, agreement in principle, or signed contract is being undertaken or is underway by the Company in response to the Offer, the Merger or the Merger Agreement that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries, (iii) a tender offer for or acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Arrangements with Parent. In connection with the April 1998 Stock Purchase, as defined above in "Item 4. The Solicitation or Recommendation -- Background," Parent and the Company entered into the Governance Agreement which provides that, except as set forth below, the Company will use its best efforts to have the Company Board include up to five nominees of Parent in the slate of nominees presented by the Company Board for election at each stockholder meeting at which directors are to be elected and additionally specifies that Parent nominees will have certain representation on the Company Board's committees. The current Parent Directors serving on the Board are Messrs. Weinberg, Kramer, Loning, Metzger and Simonin. If Parent's share ownership falls below the following percentages (without Parent's buying back up to the applicable percentage within 30 days), Parent agrees that the following number of Parent Directors will resign and be replaced by independent directors. If Parent's ownership falls below 40%, one Parent Director will resign; if Parent's ownership falls below 30%, two Parent Directors will resign; and if Parent's ownership falls below 20%, three Parent Directors will resign. In addition, the Governance Agreement provides that the Company will use its best efforts to assure that three members of the Company Board will be "independent" directors and that the Company's Chief Executive Officer will also be a director. An "independent" director is defined as Messrs. William C. Johnson and Peter M. Starrett, any individual who is not a member of management, and any individual who is not, and has not been within the past three years, affiliated with either FS&Co. or The Limited or any of their affiliates. The current independent directors are Messrs. Johnson and Starrett and Ms. Judith E. Campbell. Ms. Campbell was selected and approved by Messrs. Johnson and Starrett, the independent directors then in office, in accordance with the requirements of the Bylaws of the Company (as amended in connection with the April 1998 Stock Purchase), and joined the Company Board on April 2, 1998.

     The Governance Agreement also provides for a "standstill" period of three years (the "Standstill Period") from the date of the Governance Agreement. During the Standstill Period, Parent is prohibited from (i) becoming a member of a group of persons acquiring, holding, voting or disposing of Shares which would require a filing with the SEC on Schedule 13D because such group beneficially owned more than 5% of the outstanding Shares (other than a group comprised solely of Parent and its affiliates); (ii) purchasing Shares so that Parent and its affiliates would beneficially own more than 47.55% of the outstanding Shares (the "Permitted Percentage"); (iii) soliciting, encouraging or publicly proposing to effect a merger, consolidation or other business combination of the Company, sale of all or substantially all of the assets of the Company or significant recapitalization or significant reorganization of the Company; (iv) soliciting, initiating or encouraging or participating in any solicitation of proxies or becoming a participant in any election contest; calling, encouraging or participating in any special meeting of stockholders of the Company (or taking any action with respect to acting by written consent of the Company's stockholders); requesting, or taking any action to obtain a list of the Company's stockholders; or initiating or proposing any stockholder proposal or participating in or encouraging the making of, or soliciting stockholders of the Company for the approval of, one or more stockholder proposals; or (v) assisting, advising, encouraging or acting in concert with any person with respect to, or seeking to do, any of the foregoing.

     The Company may waive any of the above restrictions during the Standstill Period upon the approval of a majority of the independent directors. The independent directors unanimously waived the provision of the Governance Agreement to permit Parent to make the Proposal and to enter into the Merger Agreement and consummate the transactions contemplated thereby.

     The Standstill Period may terminate early upon any of the following: (i) the occurrence of any event of default by the Company or any subsidiary under any of its debt agreements which would reasonably be expected to result in a material adverse effect, and, in the case of a non-monetary event of default, which default is not or cannot be cured by the Company within the applicable cure period; (ii) the acquisition by any person or group other than Parent or any of its affiliates, or the announcement or commencement of a tender or exchange offer by any person or group other than Parent or any of its affiliates to acquire, beneficial ownership of more than 20% of the outstanding Shares;
(iii) the commencement by any person or group not affiliated with Parent of an election contest or the seeking through other means of the removal of any Directors from office; and (iv) the written submission by any person or group other than Parent or any of its affiliates a proposal to the Company, the Company Board or any of its agents, representatives or affiliates with respect to a merger, consolidation or other business combination of the Company, sale of all or substantially all of the assets of the Company or significant recapitalization or significant reorganization of the Company. Occurrence of (i) through (iv) immediately above will not terminate the Standstill Period if a majority of the independent directors determines that such proposal is not in the best interest of the Company and its stockholders.

     Parent and its affiliates currently own Shares in excess of the Permitted Percentage, which were purchased in a series of transactions in the market since the date of the April 1998 Stock Purchase. The provision of the Governance Agreement prohibiting such ownership was waived by the Special Committee; at the same meeting, a waiver to the Governance Agreement was put into place to allow each individual affiliate of Parent to acquire up to an additional 20,000 Shares for his own account.

     Section 203 of the DGCL. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder,
(b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     The foregoing description of Section 203 of the DGCL is not necessarily complete and is qualified in its entirety by reference to the DGCL.

     In connection with the April 1998 Stock Purchase, the Company Board took the actions necessary so that the provisions of Section 203 of the DGCL would not be triggered. The Company Board confirmed and ratified these actions in its approval of the transactions contemplated by the Merger Agreement and no further action by the Company Board with regard to Section 203 of the DGCL is required.

     Certain Legal Matters. Following the December 2 announcements by the Company and Parent, eight putative class actions were filed by certain stockholders in the Court of Chancery of the State of Delaware, New Castle County, against the Company, its directors, its president and chief executive officer and Parent. The complaints are entitled as follows: (1) Mohammad Yassin
v. Brylane Inc., et al., Civil Action No. 16819NC; (2) Goldplate Holdings, Inc.
v. Peter J. Canzone, et al., Civil Action No. 16820NC; (3) Patty Lisa v. Brylane Inc., et al., Civil Action No. 16821NC; (3) F. Richard Mason v. Brylane Inc., et al., Civil Action No. 16823NC: (4) Judith Wit v. Brylane Inc., et al., Civil Action No. 16824NC; (5) Crandon Capital Partners v. Peter J. Canzone, et al., Civil Action No. 16825NC; (7) Spencer S. Falk v. Serge Weinberg, et al., Civil Action No. 16827NC; and (8) Gerald Patlis v. Brylane Inc., et al., Civil Action No. 16829NC. The complaints seek relief on behalf of a class of plaintiffs who own Shares (other than Parent) and allege that the defendants breached their fiduciary duties in connection with the proposed acquisition by Parent on the ground that the $20 price contained in the Proposal was grossly inadequate and unfair, and seek injunctive relief and/or damages or rescission of the transaction. The foregoing complaints are filed herewith as Exhibits (g)(1) through (g)(8) and are incorporated herein by reference.

     In connection with the increase in the proposed price of $24.50, a Memorandum of Understanding has been entered into by the defendants and counsel for the plaintiffs in the above-referenced actions providing for the settlement of the class action, subject to certain conditions, including judicial approval and the completion of discovery by the plaintiffs.

     Other Matters. Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits
(a)(1) and (a)(2), respectively, and are incorporated herein by reference, including without limitation the information contained under the captions "SPECIAL FACTORS -- Background of the Offer" and "THE TENDER OFFER -- Section
14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------   ------------------------------------------------------------
 (a)(1)       Offer to Purchase (incorporated by reference to Exhibit
              (a)(1) to Parent and Purchasers Tender Offer Statement on
              Schedule 14D-1, dated March 16, 1998) (the "14D-1").
 (a)(2)       Letter of Transmittal (incorporated by reference to Exhibit
              (a)(2) to the 14D-1).
 (a)(3)       Letter to Stockholders, dated as of March 16, 1999, from
              Peter J. Canzone, President and Chief Executive Officer of
              the Company.*
 (a)(4)       Fairness Opinion of Bear Stearns & Co., Inc. dated March 9,
              1999.*
 (a)(7)       Press Release issued by the Company on December 2, 1998
              (incorporated by reference to Exhibit 10.99 to the Company's
              Quarterly Report on Form 10-Q for the period ended October
              31, 1998).
 (a)(8)       Press Release issued by Parent on December 2, 1998
              (incorporated by reference to Exhibit 10.100 to the
              Company's Quarterly on Form 10-Q for the period ended
              October 31, 1998).
 (a)(9)       Press Release issued by Parent and the Company on March 10,
              1999 (incorporated by reference to Exhibit (a)(8) to the
              14D-1).
(a)(10)       Press Release issued by the Company on March 15, 1999
              (incorporated by reference to Exhibit (a)(9) to the 14D-1).
 (c)(1)       Agreement and Plan of Merger, dated as of March 10, 1999, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit (c)(1) to the 14D-1).
 (c)(2)       Description of Material Contracts, Agreements, Arrangements
              or Understandings with Affiliates, Directors and Executive
              Officers.
 (c)(3)       Form of Director Indemnity Agreement.
 (c)(4)       Article Tenth of the Company's Certificate of Incorporation
              (incorporated by reference to Exhibit 3.14 to the Company's
              Annual Report on Form 10-K for the fiscal year ended January
              31, 1998).
 (g)(1)       Complaint Filed in Yassin v. Brylane Inc., et al., Civil
              Action No. 16819NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(1) to the 14D-1)
 (g)(2)       Complaint Filed in Goldplate Holdings, Inc. v. Canzone, et
              al., Civil Action No. 16820NC (Court of Chancery of the
              State of Delaware, New Castle County). (incorporated by
              reference to Exhibit (g)(2) to the 14D-1)
 (g)(3)       Complaint Filed in Lisa v. Brylane Inc., et al., Civil
              Action No. 16821NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(3) to the 14D-1)
 (g)(4)       Complaint Filed in Mason v. Brylane Inc., et al., Civil
              Action No. 16823NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(4) to the 14D-1)
 (g)(5)       Complaint Filed in Wit v. Brylane Inc., et al., Civil Action
              No. 16824NC (Court of Chancery of the State of Delaware, New
              Castle County). (incorporated by reference to Exhibit (g)(5)
              to the 14D-1)
 (g)(6)       Complaint Filed in Crandon Capital Partners v. Canzone, et
              al., Civil Action No. 16825NC (Court of Chancery of the
              State of Delaware, New Castle County). (incorporated by
              reference to Exhibit (g)(6) to the 14D-1)
 (g)(7)       Complaint Filed in Falk v. Weinberg, et al., Civil Action
              No. 16827NC (Court of Chancery of the State of Delaware, New
              Castle County). (incorporated by reference to Exhibit (g)(7)
              to the 14D-1)
 (g)(8)       Complaint Filed in Patlis v. Brylane Inc., et al., Civil
              Action No. 16829NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(8) to the 14D-1)

---------------
* Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          BRYLANE INC.

                                          By:      /s/ ROBERT A. PULCIANI
                                            ------------------------------------
                                            Name:  Robert A. Pulciani
                                            Title: Executive Vice President,
                                                   Chief Financial Officer,
                                                   Secretary and Treasurer

Dated: March 16, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------   ------------------------------------------------------------
 (a)(1)       Offer to Purchase (incorporated by reference to Exhibit
              (a)(1) to Parent and Purchasers Tender Offer Statement on
              Schedule 14D-1, dated March 16, 1998) (the "14D-1").
 (a)(2)       Letter of Transmittal (incorporated by reference to Exhibit
              (a)(2) to the 14D-1).
 (a)(3)       Letter to Stockholders, dated as of March 16, 1999, from
              Peter J. Canzone, President and Chief Executive Officer of
              the Company.*
 (a)(4)       Fairness Opinion of Bear Stearns & Co., Inc. dated March 9,
              1999.*
 (a)(7)       Press Release issued by the Company on December 2, 1998
              (incorporated by reference to Exhibit 10.99 to the Company's
              Quarterly Report on Form 10-Q for the period ended October
              31, 1998).
 (a)(8)       Press Release issued by Parent on December 2, 1998
              (incorporated by reference to Exhibit 10.100 to the
              Company's Quarterly on Form 10-Q for the period ended
              October 31, 1998).
 (a)(9)       Press Release issued by Parent and the Company on March 10,
              1999 (incorporated by reference to Exhibit (a)(8) to the
              14D-1).
(a)(10)       Press Release issued by the Company on March 15, 1999
              (incorporated by reference to Exhibit (a)(9) to the 14D-1).
 (c)(1)       Agreement and Plan of Merger, dated as of March 10, 1999, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit (c)(1) to the 14D-1).
 (c)(2)       Description of Material Contracts, Agreements, Arrangements
              or Understandings with Affiliates, Directors and Executive
              Officers.
 (c)(3)       Form of Director Indemnity Agreement.
 (c)(4)       Article Tenth of the Company's Certificate of Incorporation
              (incorporated by reference to Exhibit 3.14 to the Company's
              Annual Report on Form 10-K for the fiscal year ended January
              31, 1998).
 (g)(1)       Complaint Filed in Yassin v. Brylane Inc., et al., Civil
              Action No. 16819NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(1) to the 14D-1)
 (g)(2)       Complaint Filed in Goldplate Holdings, Inc. v. Canzone, et
              al., Civil Action No. 16820NC (Court of Chancery of the
              State of Delaware, New Castle County). (incorporated by
              reference to Exhibit (g)(2) to the 14D-1)
 (g)(3)       Complaint Filed in Lisa v. Brylane Inc., et al., Civil
              Action No. 16821NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(3) to the 14D-1)
 (g)(4)       Complaint Filed in Mason v. Brylane Inc., et al., Civil
              Action No. 16823NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(4) to the 14D-1)
 (g)(5)       Complaint Filed in Wit v. Brylane Inc., et al., Civil Action
              No. 16824NC (Court of Chancery of the State of Delaware, New
              Castle County). (incorporated by reference to Exhibit (g)(5)
              to the 14D-1)
 (g)(6)       Complaint Filed in Crandon Capital Partners v. Canzone, et
              al., Civil Action No. 16825NC (Court of Chancery of the
              State of Delaware, New Castle County). (incorporated by
              reference to Exhibit (g)(6) to the 14D-1)
 (g)(7)       Complaint Filed in Falk v. Weinberg, et al., Civil Action
              No. 16827NC (Court of Chancery of the State of Delaware, New
              Castle County). (incorporated by reference to Exhibit (g)(7)
              to the 14D-1)
 (g)(8)       Complaint Filed in Patlis v. Brylane Inc., et al., Civil
              Action No. 16829NC (Court of Chancery of the State of
              Delaware, New Castle County). (incorporated by reference to
              Exhibit (g)(8) to the 14D-1)

---------------
* Included with Schedule 14D-9 mailed to stockholders.